FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640




05006682

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

11 March 2005

Dear Sir

SUPPL

Friends Provident plc - File number ~~82 - 524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

28 Feb 2005	Directorate Change
1 Mar 05	Re Contract
4 Mar 05	Treasury Stock
8 Mar 05	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 3/22

Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Re Contract
Released	10:19 01-Mar-05
Number	1650J

RNS Number:1650J
Friends Provident PLC
01 March 2005

Friends Provident to be part of Barclays
new financial advice offering

Friends Provident, the FTSE 100 financial services group, has been selected by Barclays to be a partner in a new major distribution arrangement. Friends Provident products will be sold through the high street bank's new financial advice service being launched later this year.

Friends Provident and five other leading UK life and pensions brands were chosen after a rigorous selection process, using criteria such as product quality, financial strength, customer service and value for money.

Barclays will link to each partner provider on a selective basis, choosing what it considers to be the best products, rather than tie to providers across their whole product range, whilst ensuring that Barclays' advisers will always have a choice of products to meet customer needs.

Depolarisation is the most significant development impacting future distribution. The revised regulations allow distributors to promote the products of a single provider or of a number. Friends Provident has all the brand qualities that make it a natural partner for distributors.

Ben Gunn, managing director of Friends Provident Life and Pensions, said:

"As a leading UK life and pensions brand, we are delighted to be selected as one of the partners to be working with Barclays. We believe Barclays' plans to select the best products for its new service will be of great benefit to its customers.

"Our 5 star award winning service backed by innovative technology will continue to distinguish Friends Provident as a preferred partner for leading distributors."
Jim Reeve, managing director of Barclays Financial Planning, said:

"We are delighted to be working as one team with our partner providers to offer a truly customer focused financial advice offering. With the help of external experts, Barclays has searched the whole of the investment market to seek out the best providers for each product.

"Our research shows that customers do not want unlimited choice; they want high quality advice and value for money products from well-known, trusted brands. That is why we have linked with some of the biggest names in the industry and worked with them to access the best they have to offer for our customers."

Currently Barclays has signed memorandas of understandings with all of the providers.

- Ends -

For further information, please contact:

Sandra Grandison Friends Provident plc 020 7760 3134
Di Skidmore Friends Provident plc 020 7760 3133
Nicholas Boakes Friends Provident plc 020 7760 3130
Emma Rees Barclays 020 7699 2434

Issued on behalf of Friends Provident Life and Pensions Limited.

Notes to editors:

About Barclays Financial Planning

Barclays Financial Planning, which is part of Barclays UK based Private Client business, provides regulated financial advice on life, pensions and investment products. It is one of the top 5 IFAs in the UK, the 4th largest financial adviser and the 5th largest bancassurer.

Currently, Barclays has both a tied relationship with Legal & General through Barclays Financial Management, as well as operating the IFA Barclays Independent Financial Planning. It also provides corporate financial advice to larger business through Sedgwick Independent Financial Consultants and independent advice to high net worth clients through Gerrard Financial Planning. Barclays Financial Management and Barclays Independent Financial Planning advisers will move to the new approach in phases from mid year. Sedgwick Independent Financial Consultants and Gerrard Financial Planning will focus on providing specialist independent financial advice for those customers that require it.

About Friends Provident

Distribution Agreements:

* Millfield Group - investment, protection and pension products
* THINC Destini - investment, protection and pension products
  - employee benefits (group pensions and group risk)
* St James's Place - pension and protection products
* The Lighthouse Group - investment and protection products
* Tenet Group - protection products
* Cartel - protection products
* Bankhall - protection products
* Countrywide - protection products
* Pink Home Loans - protection products
* Sesame - protection products

About Friends Provident

* One of the UK's leading financial services groups
    * A FTSE 100 company with market capitalisation currently around £3.3 billion
    * Comprising two core businesses (Friends Provident Life and Pensions Limited and 51% ownership of F&C Asset Management plc) a top ten UK life and pensions player and a top five UK asset manager, both with a growing European presence

* Emphasis on service
    * Five Star awards for Life and Pensions service - the highest of any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)
    * Member of the Raising Standards Quality Mark Scheme

* Leading-edge systems
    * Single-platform system capable of accommodating high volumes, cost effectively
    * Automated interface with back-office IFA and third party systems
    * Won all major relevant awards in 2004 for E-commerce and Technology

* Fast-growing

* Market share (UK life and pensions) increased more than 25% in 2003
    * Since listing in 2001, funds under management have grown four-fold from c£30 billion to more than c£120 billion

* Financially strong
    * Financial strength credit ratings categorised 'strong' with outlook 'stable' (Standard & Poor's A+, Moody's A2)
    * Risk Capital Margin covered over five times (30 June 2004)
    * Free Asset Ratio 9.7% (30 June 2004)

* Renowned ethical heritage
    * Founded by Quakers in 1832 to address social needs
    * Pioneered linking investments with ethical principles (Stewardship, 1984; Responsible Engagement Overlay - reo(R) - 2000)

More 'at a glance' information available at www.friendsprovident.com/fastfacts

Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Directorate Change
Released	11:00 28-Feb-05
Number	1037J

RNS Number:1037J
Friends Provident PLC
28 February 2005

Friends Provident plc:
Appointment of Chairman

Friends Provident plc today announced that, as indicated at the Annual General Meeting in May 2004, David Newbigging (71) will retire as Chairman and a Director at the conclusion of this year's AGM on 26th May. He will be succeeded by Adrian Montague CBE (57) who joined the Board as an Independent Director in October 2004.

David Newbigging became an Independent Director of Friends' Provident Life Office in 1993 and was appointed Chairman in 1998. Since June 2001 he has chaired Friends Provident plc, guiding the company through demutualisation and its successful public listing on The London Stock Exchange.

Adrian Montague is the Non-Executive Chairman of British Energy Group plc and of Michael Page International plc. Originally from a legal background as a Partner of Linklaters & Paines, from 1997 to 2001 he held senior positions connected with the implementation of the UK Government's policies to introduce private sector capital and management skills into the delivery of public services, first as Chief Executive of the Treasury Taskforce, and then as Deputy Chairman of Partnerships UK plc. Before joining the Treasury, he was Global Head of Project Finance at Dresdner Kleinwort Benson, and from 2001 to 2004 he was Deputy Chairman of Network Rail.

Commenting on the announcement, Lady Judge, Deputy Chairman and Senior Independent Director, paid tribute to David Newbigging and highlighted the experience Adrian Montague brings to the appointment:

"Friends Provident has been fortunate to have a Chairman of David Newbigging's calibre and wide ranging corporate and international experience. Under his Chairmanship, the business has been transformed into a leading financial services company and a respected constituent of the FTSE 100.

"The Board is looking forward to working with Adrian Montague as Chairman. His background and experience particularly in the regulated environment, often working under intense scrutiny, make him well qualified to guide Friends Provident through its next stage of development, working with the successful and well regarded management team".

Adrian Montague, commenting on his appointment, said:

"I am delighted to be taking over the Chairmanship of a company which has performed so well in a testing environment. This is a tribute to the management team and current Chairman and I look forward to building on the solid achievements of the company".

\- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3131
Di Skidmore	Friends Provident plc	020 7760 3131

About Friends Provident

* One of the UK's leading financial services groups
    * A FTSE 100 company with market capitalisation currently around £3.3 billion
    * Comprising two core businesses (Friends Provident Life and Pensions Limited and 51% ownership of F&C Asset Management plc) a top ten UK life and pensions player and a top five UK asset manager, both with a growing European presence

* Emphasis on service
    * Five Star awards for Life and Pensions service - the highest of any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)
    * Member of the Raising Standards Quality Mark Scheme

* Leading-edge systems
    * Single-platform system capable of accommodating high volumes, cost effectively
    * Automated interface with back-office IFA and third party systems
    * Won all major relevant awards in 2004 for E-commerce and Technology

* Fast-growing
    * Market share (UK life and pensions) increased more than 25% in 2003
    * Since listing in 2001, funds under management have grown four-fold from c£30 billion to more than c£120 billion

* Financially strong
    * Financial strength credit ratings categorised 'strong' with outlook 'stable' (Standard & Poor's A+, Moody's A2)
    * Risk Capital Margin covered over five times (30 June 2004)
    * Free Asset Ratio 9.7% (30 June 2004)

* Renowned ethical heritage
    * Founded by Quakers in 1832 to address social needs
    * Pioneered linking investments with ethical principles (Stewardship, 1984; Responsible Engagement Overlay - reo(R) - 2000)

More 'at a glance' information available at www.friendsprovident.com/fastfacts

Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:26 04-Mar-05
Number	PRNUK-0403

Treasury Shares

4 March 2005

Friends Provident plc announces that following the transfer of 96,761 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,102,373,431 ordinary shares of 10p each of which 44,420,667 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:16 08-Mar-05
Number	PRNUK-0803

Treasury Shares

8 March 2005

Friends Provident plc announces the transfer of 20,193 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.7030 per share to satisfy its obligation to issue shares to SIP participants in February 2005. The Company has received notification from A R G Gunn, K Satchell and B W Sweetland, as executive directors of the Company, that of the 20,193 shares acquired by the Trustees, they have each acquired 73 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,102,373,431 ordinary shares of 10p each of which 44,400,474 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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